SMG Indium Resources Ltd.

100 Park Avenue

16th Floor

New York, New York 10017

May 3, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:      SMG Indium Resources Ltd. Application For Withdrawal on Form RW pursuant to Rule 477 of the Securities Act of 1933, as amended, regarding Post-Effective Amendment No. 2 to Form S-1 on Form S-3 (File No. 333-165930)

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), SMG Indium Resources Ltd. (the “Company”) hereby respectfully request the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Post-Effective Amendment No. 2 to Form S-1 on Form S-3 (File No. 333-165930), which was initially filed on April 1, 2013 (the “Post-Effective Amendment Registration Statement”).

Due to prevailing market conditions, (i) the current holders of the securities covered by the Post-Effective Amendment Registration Statement do not intend to sell such securities at this time and (ii) the current holders of the warrants covered by the Post-Effective Amendment Registration Statement do not wish to exercise such warrants due to the correlation between the market price and the exercise price of such warrants. Therefore, the Company has determined it to be in the best interests of the Company to withdraw the Post-Effective Amendment Registration Statement. The Company hereby confirms that no securities have been or will be sold pursuant to the Post-Effective Amendment Registration Statement and such Post-Effective Amendment Registration Statement was not declared effective.

Please send copies of the written order granting withdrawal of the Post-Effective Amendment Registration Statement to Ailon Z. Grushkin at the abovementioned address, facsimile number (212) 656-1030, with a copy to David Selengut, Ellenoff, Grossman & Schole LLP, 150 East 42nd Steet, 11th Floor, New York, New York 10017, facsimile number (212) 370-7889.

If you have any questions with respect to this matter, please contact David Selengut of Ellenoff, Grossman & Schole LLP at (212) 370-1300.

Sincerely,

SMG INDIUM RESOURCES LTD.

______________________________

Ailon Z. Grushkin

President